Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MEDAVAIL HOLDINGS, INC.

MedAvail Holdings, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1.    The name of the Corporation is MedAvail Holdings, Inc., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware under the name “MYOS RENS Technology Inc.” and became effective as of November 18, 2020.

2.    The terms and provisions of this Certificate of Amendment of Amended and Restated Certificate of Incorporation have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) by the Board of Directors of the Corporation (the “Board of Directors”) and have been duly approved by a vote of the stockholders of the Corporation in accordance with Section 211 of the DGCL.

3.    On July 12, 2023, the Board of Directors of the Corporation determined that each fifty (50) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding or held in treasury immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.001 per share.

4.    The following amendment to the Amended and Restated Certificate of Incorporation shall be effective on July 31, 2023, and the effective time shall be 5:00 p.m., Eastern Time (the “Effective Time”).

5.    Section 1 of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

“Effective as of the Effective Time, each fifty (50) shares of Common Stock of the Corporation, par value $0.001 per share, that are issued and outstanding or held in treasury as of the Effective Time shall be reverse split and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock of the Corporation, par value $0.001 per share, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Reverse Stock Split shall occur automatically without any further action by the Corporation or by the holders of the shares affected thereby and whether or not the certificates representing such shares immediately prior to the Effective Time (the “Old Certificates”) are surrendered to the Corporation. The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation. No fractional shares shall be issued upon the exchange and combination. Stockholders who otherwise would be entitled to receive a fractional share of Common Stock shall be entitled to receive their pro rata portion of the net proceeds obtained from the aggregation and sale by the exchange agent of the fractional shares resulting from the Reverse Stock Split

Exhibit 3.1
(reduced by any customary brokerage fees, commissions and other expenses). The disposition of fractional share interests shall be effected by the Corporation by having (x) the exchange agent of the Corporation aggregate such fractional interests, (y) the shares resulting from the aggregation sold and (z) the net proceeds received from the sale allocated and distributed among the holders of the fractional interests on the basis of the relative fractional interests held by stockholders as a result of the Reverse Stock Split. Following the Effective Time, each Old Certificate shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined and exchanged, subject to the elimination of fractional share interests as described above, until such time as such Old Certificate has been surrendered to the Corporation.

After giving effect to the Reverse Stock Split, the total number of shares of all classes of capital stock that the Corporation is authorized to issue is Three Hundred Ten Million (310,000,000) shares, consisting of Three Hundred Million (300,000,000) shares of Common Stock, having a par value of $0.001 per share (the “Common Stock”), and Ten Million (10,000,000) shares of Preferred Stock, having a par value of $0.001 per share (the “Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer this 31st day of July, 2023.

MEDAVAIL HOLDINGS, INC.
By: /s/ Mark Doerr
Name: Mark Doerr
Title: Chief Executive Officer

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